DEBEVOISE & PLIMPTON

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com


RECD S.E.C.
JUN 10 2003
1086

40-33

June 10, 2003


03023075

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Filings

File No.: 811-10593

Enclosed is a copy of additional pleadings and motions filed by Morgan Stanley Alternative Investment Partners LP on behalf of the Morgan Stanley Institutional Fund of Hedge Funds LP in connection with Lancer Partners, LP's petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,



Jennifer Anne Spiegel

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Enclosure

21532508v1



UNITED STATES TRUSTEE
DISTRICT OF CONNECTICUT
One Century Tower
265 Church St., Ste. 1103
New Haven, CT 06510-7016
Telephone No.(203) 773-2210
FAX/Telecopier No. (203) 773-2217

FAX COVER SHEET

DATE: May 28, 2003

NUMBER OF PAGES (INCLUDING COVER): 6

TO: All parties on the attached service list

FAX NO.: ______________

FROM: Patricia Beary, Assistant U.S. Trustee, District of Connecticut

NOTE: Please notify our office if you did not receive the document listed above.

ADDITIONAL COMMENTS: ______________


RECD S.E.C.
JUN 10 2003
1086

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

In re Chapter 11

LANCER PARTNERS, L.P., Case No. 03-50492 (AHWS)

Debtor.

NOTICE OF APPOINTMENT OF EXAMINER

To: Deborah M. Smith

In response to the direction to the United States Trustee by order of the Honorable Alan H. W. Shiff, U. S. Bankruptcy Judge, dated May 7, 2003, you are hereby appointed as the examiner in the above-captioned Chapter 11 case pursuant to 11 U.S.C. §1104(d). This appointment, among other things, authorizes you to perform the duties set forth at 11 U.S.C. §1106(b). Should you accept the appointment, you are required to execute a Notice of Acceptance and return it within two (2) business days from the date of this appointment, which will be submitted for approval to the Court. Should you accept, you must also submit an affidavit stating that you are a "disinterested person" within the meaning of each of the sub-paragraphs of 11 U.S.C. §101(14) together with your acceptance and your assurance that you will obtain a personal surety bond in an amount to be determined by the United States Trustee.

Dated: New Haven, CT
May 28 2003

CAROLYN S. SCHWARTZ
UNITED STATES TRUSTEE/REGION2



PATRICIA BEARY
Assistant U. S. Trustee/District of Connecticut
One Century Tower
265 Church Street/Suite 1103
New Haven, CT 06510

SERVICE LIST

Debtor
Lancer Partners, Limited Partnership
350 Bedford Street
Suite 307
Stamford, CT 06901

U.S. Trustee
Steven Mackey, Esq.
Office of the U.S. Trustee
265 Church Street, Suite 1103
New Haven, CT 06510

Appearing Parties
Robert M. Dombroff, Esq.
Jonathan B. Alter, Esq.
Bingham McClutchen LLP
One State Street
Hartford, CT 06103-3178
Tel: 860-240-2938
Fax: 860-240-2800
dombrorm@bingham.com
(Attorney for Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, Trustee)

Thomas D. Goldberg
Jonathan D. Tropp
Kathleen D. Warner
Day, Berry & Howard LLP
One Canterbury Green
Stamford, CT 06901-2047
Tel: 203-977-7300
Fax: 203-977-7301
tdgoldberg@dbh.com
kdwarner@dbh.com
(Attorneys for Morgan Stanley Alternative Investment Partners, LP)

Joseph P. Moodhe
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
Tel: 212-909-6000
Direct Tel: 212-909-6241
Fax: 212-909-6836

jpmoodhe@debevoise.com

Brian C. Courtney, Esq.
Brown Rudnick Berlack Israels LLP
CityPlace I, 38th Floor
185 Asylum Street
Hartford, CT 06103-3402
Tel: 860-509-6500
Direct Tel: 860-509-6520
Fax: 860-509-6501
bcourtney@brbilaw.com
(Attorney for The Elizabeth Hunter Revocable Trust FBO Betsy Geiger, The F.P. Hixon Trust FBO Betsy Geiger and the Frank Foster 1999 Trust)

Scott M. Berman, Esq.
Brown Rudnick Berlack Israels LLP
120 West 45th Street
New York, NY 10036
Tel: 212-704-0100
Direct Tel: 212-209-4866
Fax: 212-704-0196
sberman@brbilaw.com
(Attorney for the Elizabeth Hunter Revocable Trust FBO Betsy Geiger, the F.P. Hixon Trust FBO Betsy Geiger and the Frank Foster 1999 Trust)

Mark S. Gregory
Delphine W. Knight Brown
Kelley Drye & Warren LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
Tel: 203-351-8014
Fax: 203-327-2669
dkbrown@kelleydrye.com
(Attorneys for Walter D. O'Hearn)

Lawrence C. Gottlieb, Esq.
Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, NY 10036
Tel: 212-479-6000
Fax: 212-479-6275
lgottlieb@kronishlieb.com

(Attorney for KFP Investors Partnership)

John F. Carberry
Cummings & Lockwood
Four Stamford Plaza
P.O. Box 120
Stamford, CT 06904
Tel: 203-327-1700
(Interested Party Committee of Unsecured Creditors)
jcarbe@cl-law.com

Gary S. Klein
Sandak Hennessey & Greco
970 Summer Street
Stamford, CT 06905
Tel: 203-425-4200
Fax: 203-325-8608
gklein@shglaw.com
(Attorney for Cooperfund Partners, LLC)

Eric A. Henzy
Reid and Riege, P.C.
One State Street
Hartford, CT 06103
Tel: 860-278-1150
Direct Tel: 860-240-1081
Fax: 860-240-1002
ehenzy@reidandriege.com
(Attorney for Richard Riggs, et al.)

Salvatore A. Barbatano, Esq.
Paul J. Astolfi, Esq.
Scott T. Seabolt, Esq.
Foley & Lardner
150 West Jefferson Avenue, Suite 1000
Detroit, MI 48226-4443
Tel: 313-963-9395
Fax: 313-963-9308
sbarbatano@foleylaw.com
(Attorney for Ad Hoc Committee)

Robert M. Callagy
Satterlee Stephens Burke & Burke LLP
230 Park Avenue
New York, NY 10169
Tel: 212-818-9200
Fax: 212-818-9606, 07
rcallagy@ssbb.com
(Attorney for Anthony & Patricia O'Callaghan, et al.)

Paul H. Deutch
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: 212-704-6323
Fax: 212-704-6288
pdeutch@jenkens.com

Andrew Eckstein
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: 212-885-5000
Fax: 212-885-5001
aeckstein@blankrome.com
(Attorney for Elayne Herrick 2002 Irrevocable Trust as successor to N. Herrick Securities Trust)

Alan S. Maża, Esq.
Senior Bankruptcy Counsel
United States Securities and Exchange Commission
233 Broadway
New York, NY 10279
Tel: 646-428-1619
Fax: 646-428-1978
MAZAA@SEC.GOV
(Attorney for SEC)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

In re

LANCER PARTNERS, LIMITED PARTNERSHIP,
Debtor.

Chapter 11

Case No 03-50492 (AHWS)

AMENDED APPOINTMENT OF OFFICIAL CREDITORS' COMMITTEE OF REDEEMING LIMITED PARTNERS

TO THE HONORABLE ALAN H. W. SHIFF, U. S. BANKRUPTCY JUDGE.

Pursuant to section 1102(a)(1) of the Bankruptcy Code, the following redeeming limited partners of the above-captioned debtor, which parties have indicated a willingness to serve, are appointed to the Official Creditors' Committee of Redeeming Limited Partners:

WALTER D. O'HEARN, JR.
1115 Fifth Avenue, 4A
New York, New York 10128
Telephone: (212) 422-1255
Fax: (212) 509-6613

CAPRICORN ATLANTIC HOLDINGS, LLC
c/o Andrew B. Eckstein, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5505
Fax: (212) 885-5002

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS, L.P.
c/o Brian W. Erickson, V. P.
One Tower Bridge, 100 Front St.
Suite 1100
W. Conshohocken, PA 19428
Telephone: (610) 260 7635
Fax: (877) 260-1197

LISA P. RYE
c/o Jonathan Rye
300 E. Long Lake Road
Suite 180
Bloomfield Hills, MI 48304
Telephone: (248) 723-8001
Fax: (248) 723-6050

OKABENA PARTNERSHIP J.
c/o Adele Newman
5140 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Telephone: (612) 339-7151
Fax: (612) 337-6246

TELEGRAPH ROAD CO. LLC
c/o Howard Pretter
28833 Telegraph Road
Southfield, MI 48034
Telephone: (248) 353 4291
Fax: (248) 353-8944

C & S REALTY ENTERPRISES
c/o Harry Cendrowski
40950 Woodward Ave., Suite 310
Bloomfield Hills MI 48304
Telephone: (248) 540-5760
Fax: (248) 594-0927

COOPERFUND PARTNERS, LLC
c/o Gary Klein
611 Enterprise
Oak Brook, IL 60523
Telephone: (630) 573-8700
Fax: (630) 573-0652

TAUBMAN INVESTMENTS LONG/SHORT STRATEGIES, LLC
c/o Brian Tauber
200 East Long Lake Road
Bloomfield Hills, MI 48304
Telephone: (248) 258-7271
Fax: (248) 258-7684

Dated: New Haven, CT
May 22, 2003

Respectfully Submitted,
CAROLYN S. SCHWARTZ
UNITED STATES TRUSTEE/REGION 2



PATRICIA BEARY/ct14834
Assistant United States Trustee
265 Church Street, Suite 1103
New Haven, CT 06510
(203) 773-2210

17318-4001
1) MAO
2/Record

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT - BRIDGEPORT DIVISION

In re

LANCER PARTNERS, LIMITED PARTNERSHIP,

Debtor.

Chapter 11

Case No 03-50492 (AHWS)

APPOINTMENT OF OFFICIAL CREDITORS' COMMITTEE OF REDEEMING LIMITED PARTNERS

TO THE HONORABLE ALAN H.W. SHIFF, U. S. BANKRUPTCY JUDGE:

Pursuant to section 1102(a)(1) of the Bankruptcy Code, the following redeeming limited partners of the above-captioned debtor, which parties have indicated a willingness to serve, are appointed to the Official Creditors' Committee of Redeeming Limited Partners:

WALTER D. O'HEARN, JR.
1115 Fifth Avenue, 4A
New York, New York 10128
Telephone: (212) 422-1255
Fax: (212) 509-6613

LISA P. RYE
c/o Jonathan Rye
300 E. Long Lake Road, Suite 180
Bloomfield Hills, Michigan 48304
Telephone: (248) 723-8001
Fax: (248) 723-6050

CAPRICORN ATLANTIC HOLDINGS, LLC
c/o Andrew B. Eckstein, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5505
Fax: (212) 885-5002

OKABENA PARTNERSHIP J.
c/o Adele Newman
5140 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Telephone: (612) 339-7151
Fax: (612) 217-6246

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS, L.P.
c/o Brian W. Erickson, Vice President
One Tower Bridge, 100 Front Street, Suite 1100
West Conshohocken, PA 19428-2881
Telephone: (610) 260-7635
Fax: (877) 260-1197

Dated: New Haven, CT
May 21, 2003

Respectfully Submitted,
CAROLYN S. SCHWARTZ
UNITED STATES TRUSTEE/REGION 2



PATRICIA BEARY/ct14834
Assistant United States Trustee
265 Church Street, Suite 1103
New Haven, CT 06510
(203) 773-2210

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT-BRIDGEPORT DIVISION

In re

LANCER PARTNERS, LIMITED PARTNERSHIP,
Debtor.

Chapter 11

Case No 03-50492 (AHWS)

APPOINTMENT OF OFFICIAL EQUITY COMMITTEE

TO THE HONORABLE ALAN H.W. SHIFF, U. S. BANKRUPTCY JUDGE:

Pursuant to section 1102(a)(1) of the Bankruptcy Code, the following non-redeeming limited partners of the above-captioned debtor, which parties have indicated a willingness to serve, are appointed to the Official Committee of Equity Security Holders:

NICOLAS E. SITINAS
525 East 72nd Street, #35
New York, New York 10021
Telephone: (212) 218-3053
Fax: (603) 697-1290

PETER S. REDFIELD
395 Selby Lane
Atherton, CA 94027
Telephone: (650) 368-8375
Fax: (650) 368-4337

BRITNEY SPEARS
c/o Bryan Spears
Rudolph & Beer, LLP
432 Park Avenue South
New York, New York 10016
Telephone: (212) 684-1001
Fax: (212) 684-0920

Dated: New Haven, Connecticut
May 21, 2003

Respectfully Submitted,
CAROLYN S. SCHWARTZ
UNITED STATES TRUSTEE/REGION 2



PATRICIA BEARY/ct14834
Assistant United States Trustee
265 Church Street, Suite 1103
New Haven, CT 06510
(203) 773-2210

17318-4001
1) MAO
2) Records


RECD S.E.C.
JUN 10 2003
1086

JOSEPH D. POPE (JP-0326)
KRONISH LIEB WEINER & HELLMAN LLP
1114 Avenue of the Americas
New York, New York 10036
Telephone: 212-479-6000
Facsimile: 212-479-6275

Attorneys for KFP Investors Parntership

---------------------------------- X	
In re	**Chapter 11**
LANCER PARTNERS, LIMITED PARTNERSHIP	**Case No. 03-50492 (AHWS)**
Debtor,	
---------------------------------- X	

NOTICE OF APPEARANCE AND DEMAND FOR SERVICE OF PAPERS

PLEASE TAKE NOTICE that the undersigned counsel hereby appear for the KFP Investors Partnership pursuant to Rules 2002 and 9007 of the Bankruptcy Rules and Section 1109(b) of the Bankruptcy Code, and requests that all notices given or required to be given in this case and all documents served or required to be serviced in this case be given to and served upon:

Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, New York 10036
Telephone: (212) 479-6000
Fax: (212) 479-6275
Attn: Joseph D. Pope, Esq.
E-mail: jpope@kronishlieb.com

PLEASE TAKE FURTHER NOTICE that pursuant to Section 1109(b) of the Bankruptcy Code, the foregoing demand includes not only the notices and papers referred to in the Rules specified above, but also includes, without limitation, orders and notices of any application, motion, petition, request, complaint or demand, whether formal or informal, whether written or oral and whether transmitted or conveyed by mail, delivery, telephone, telegraph, telex or otherwise.

PLEASE TAKE FURTHER NOTICE that the undersigned intends that neither this Notice of Appearance nor any later appearance, pleading, claim or suite shall waive (1) its right to trial by jury in any proceeding so triable in these cases or any case, controversy, or proceeding related to these cases; or (2) any other rights, claims, actions, defenses, setoffs, or recoupments to which it is or may be entitled under agreements, in law, in equity, or otherwise, all of which rights, claims, actions, defenses, setoffs, and recoupments are expressly reserved.

Dated: New York, New York
May 21, 2003

KRONISH LIEB WEINER & HELLMAN LLP
Attorneys for KFP Investors Partnership



By: ______________________
Joseph D. Pope (JP-0326)
1114 Avenue of the Americas
New York, New York 10036
(212) 479-6000

JOSEPH D. POPE (JP-0326)
KRONISH LIEB WEINER & HELLMAN LLP
1114 Avenue of the Americas
New York, New York 10036
Telephone: 212-479-6000
Facsimile: 212-479-6275

Attorneys for KFP Investors Partnership

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

In re **LANCER PARTNERS, LIMITED PARTNERSHIP,** **Debtor,**	**Chapter 11** **Case No. 03-50492 (AHWS)**

CERTIFICATE OF SERVICE

I, Marc L. Klein, do hereby certify that on May 22, 2003, I caused a true copy of the annexed **NOTICE OF APPEARANCE AND DEMAND FOR SERVICE OF PAPERS** to be served via first-class mail upon all parties on the annexed service list.

MARC L. KLEIN

SERVICE LIST

In re Lancer Partners, Limited Partnership
Case No. 03-50492 (AHWS)

Lancer Partners,
Limited Partnership
305 Bedford Street
Suite 307
Stamford, CT 06901

James Berman
Zeisler and Zeisler
558 Clinton Avenue
P.O. Box 3186
Bridgeport, CT 06605

Robert M. Dombroff
Jonathan B. Alter
Bingham McCutchen LLP
One State Street
Hartford, CT 06103

Office of the U.S. Trustee
One Century Tower
265 Church Street
Suite 1103
New Haven, CT 06510

U.S. Bankruptcy Court
District of Connecticut
Bridgeport Division
915 Lafayette Blvd.
Bridgeport, CT 06604
Attn: Office of the Clerk

Gary S. Klein
Sandak Hennessey & Greco
970 Summer Street
Stamford, CT 06905

Paul J. Astolfi
Salvatore A. Barbatano
Scott T. Seabolt
Foley & Lardner
150 W. Jefferson, Suite 1000
Detroit, MI 48226-2616

Scott M. Berman
Brown, Rudnick, Berlack, Israels LLP
120 West 45th Street
New York, NY 10036

John F. Carberry
Cummings & Lockwood
Four Stamford Plaza
P.O. Box 120
Stamford, CT 06904

Brian C. Courtney
Brown, Rudnick, Berlack, Israels LLP
Cityplace I
185 Asylum Avenue
Hartford, CT 06103

Joshua W. Cohen
Cummings & Lockwood
700 State Street
P.O. Box 1960
New Haven, CT 06509

Thomas D. Goldberg
Day Berry & Howard
One Canterbury Green
Stamford, CT 06901

Mark S. Gregory
Delphine W. Knight Brown
Kelley Drye and Warren
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Joseph P. Moodhe
Debevoise and Plimpton
919 Third Avenue
New York, NY 10022

Richard G. Ziegler
Mayer, Brown, Rowe & Maw
190 South LaSalle Street
Chicago, IL 60603


RECD S.E.C.
JUN 10 2003
1086

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

IN RE LANCER PARTNERS, LIMITED PARTNERSHIP, DEBTOR.	CHAPTER 11 CASE NO. 03-50492 (AHWS)

ORDER TO SHOW CAUSE

Alan H.W. Shiff, United States Bankruptcy Judge:

Assistant United States Trustee Patricia Beary, having failed to obey this court's May 9, 2003 order that she appoint an equity committee comprised of holders of equity interests who had not redeemed or attempted to redeem their equity interests by the petition date, and having failed to obey the May 19, 2003 bench ruling that she was required by operation of law to appoint a committee of unsecured creditors; and

Having appointed a single hybrid so-called "Limited Partner committee" comprised of holders of equity interests and holders of unsecured creditors;

IT IS ORDERED that Patricia Beary, Esq., shall appear on May 22, 2002 at 11:00 a.m. at the United States Bankruptcy Court, 915 Lafayette Boulevard, Room 123, Bridgeport, Connecticut to show cause why she should not be held in contempt; and

IT IS FURTHER ORDERED THAT Patricia Beary, Esq. show cause, if there be any, why she should not be ordered to disband the so-called Limited Partner committee and to immediately appoint two committees, to wit: a committee of equity security holders who have not redeemed or attempted to redeem their interests and a committee of unsecured creditors.

Dated this 21st of May, 2003 at Bridgeport, Connecticut



Honorable Alan H.W. Shiff
United States Bankruptcy Judge

SERVICE LIST

Debtor
Lancer Partners, Limited Partnership
350 Bedford Street
Suite 307
Stamford, CT 06901

2033679678

U.S. Trustee
Steven Mackey, Esq.
Office of the U.S. Trustee
265 Church Street, Suite 1103
New Haven, CT 06510

Appearing Parties
Robert M. Dombroff, Esq.
Jonathan B. Alter, Esq.
Bingham McClutchen LLP
One State Street
Hartford, CT 06103-3178
Tel: 860-240-2938
Fax: 860-240-2800
dombrorm@bingham.com
(Attorney for Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, Trustee)

Thomas D. Goldberg
Jonathan D. Tropp
Kathleen D. Warner
Day, Berry & Howard LLP
One Canterbury Green
Stamford, CT 06901-2047
Tel: 203-977-7300
Fax: 203-977-7301
tdgoldberg@dbh.com
kdwarner@dbh.com
(Attorneys for Morgan Stanley Alternative Investment Partners, LP)

Joseph P. Moodhe
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
Tel: 212-909-6000
Direct Tel: 212-909-6241
Fax: 212-909-6836

jpmoodhe@debevoise.com

Brian C. Courtney, Esq.
Brown Rudnick Berlack Israels LLP
CityPlace I, 38th Floor
185 Asylum Street
Hartford, CT 06103-3402
Tel: 860-509-6500
Direct Tel: 860-509-6520
Fax: 860-509-6501
bcourtney@brbilaw.com
(Attorney for The Elizabeth Hunter Revocable Trust FBO Betsy Geiger, The F.P. Hixon Trust FBO Betsy Geiger and the Frank Foster 1999 Trust)

Scott M. Berman, Esq.
Brown Rudnick Berlack Israels LLP
120 West 45th Street
New York, NY 10036
Tel: 212-704-0100
Direct Tel: 212-209-4866
Fax: 212-704-0196
sberman@brbilaw.com
(Attorney for the Elizabeth Hunter Revocable Trust FBO Betsy Geiger, the F.P. Hixon Trust FBO Betsy Geiger and the Frank Foster 1999 Trust)

Mark S. Gregory
Delphine W. Knight Brown
Kelley Drye & Warren LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
Tel: 203-351-8014
Fax: 203-327-2669
dkbrown@kelleydrye.com
(Attorneys for Walter D. O'Hearn)

Lawrence C. Gottlieb, Esq.
Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, NY 10036
Tel: 212-479-6000
Fax: 212-479-6275
lgottlieb@kronishlieb.com
(Attorney for KFP Investors Partnership)

John F. Carberry
Cummings & Lockwood
Four Stamford Plaza
P.O. Box 120
Stamford, CT 06904 Fax: 2033514499
Tel: 203-327-1700
(Interested Party Committee of Unsecured Creditors)
jcarbe@cl-law.com

Gary S. Klein
Sandak Hennessey & Greco
970 Summer Street
Stamford, CT 06905
Tel: 203-425-4200
Fax: 203-325-8608
gklein@shglaw.com
(Attorney for Cooperfund Partners, LLC)

Eric A. Henzy
Reid and Riege, P.C.
One State Street
Hartford, CT 06103
Tel: 860-278-1150
Direct Tel: 860-240-1081
Fax: 860-240-1002
ehenzy@reidandriege.com
(Attorney for Richard Riggs, et al.)

Salvatore A. Barbatano, Esq.
Paul J. Astolfi, Esq.
Scott T. Seabolt, Esq.
Foley & Lardner
150 West Jefferson Avenue, Suite 1000
Detroit, MI 48226-4443
Tel: 313-963-9395
Fax: 313-963-9308
sbarbatano@foleylaw.com
(Attorney for Ad Hoc Committee)

Robert M. Callagy
Satterlee Stephens Burke & Burke LLP
230 Park Avenue
New York, NY 10169
Tel: 212-818-9200
Fax: 212-818-9606, 07

rcallagv@ssbb.com
(Attorney for Anthony & Patricia O'Callaghan, et al.)

Paul H. Deutch
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: 212-704-6323
Fax: 212-704-6288
pdeutch@jenkens.com

Andrew Eckstein
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: 212-885-5000
Fax: 212-885-5001
aeckstein@blankrome.com
(Attorney for Elayne Herrick 2002 Irrevocable Trust as successor to N. Herrick Securities Trust)

Alan S. Maza, Esq.
Senior Bankruptcy Counsel
United States Securities and Exchange Commission
233 Broadway
New York, NY 10279
Tel: 646-428-1619
Fax: 646-428-1978
MAZAA@SEC.GOV
(Attorney for SEC)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION


RECD S.E.C.
JUN 10 2003
1086

IN RE LANCER PARTNERS, LIMITED PARTNERSHIP, DEBTOR.	CHAPTER 11 CASE NO. 03-50492 (AHWS)

NOTICE OF MAY 22, 2003 HEARING ON ORDER TO SHOW CAUSE

Alan H.W. Shiff, United States Bankruptcy Judge:

TAKE NOTICE that the court will conduct a hearing on May 22, 2003 at 11:00 a.m., at the United States Bankruptcy Court, 915 Lafayette Boulevard, Bridgeport, Connecticut, on its order that Assistant United States Trustee Patricia Beary show cause why she should not be held in contempt for failing to obey the May 9, 2003 order that she appoint a committee of equity security holders, and for failing to obey the May 19, 2003 bench ruling that she was required by operation of law to appoint a committee of unsecured creditors.

TAKE FURTHER NOTICE that the Assistant United States Trustee shall also show cause, if there be any, why she should not be ordered to disband the hybrid so-called "Limited Partner committee" that she appointed on May 19, 2003.

Dated this 21st of May, 2003 at Bridgeport, Connecticut



Honorable Alan H.W. Shiff
United States Bankruptcy Judge

SERVICE LIST

Debtor
Lancer Partners, Limited Partnership
350 Bedford Street
Suite 307
Stamford, CT 06901

U.S. Trustee
Steven Mackey, Esq.
Office of the U.S. Trustee
265 Church Street, Suite 1103
New Haven, CT 06510

Appearing Parties
Robert M. Dombroff, Esq.
Jonathan B. Alter, Esq.
Bingham McClutchen LLP
One State Street
Hartford, CT 06103-3178
Tel: 860-240-2938
Fax: 860-240-2800
dombrorm@bingham.com
(Attorney for Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, Trustee)

Thomas D. Goldberg
Jonathan D. Tropp
Kathleen D. Warner
Day, Berry & Howard LLP
One Canterbury Green
Stamford, CT 06901-2047
Tel: 203-977-7300
Fax: 203-977-7301
tdgoldberg@dbh.com
kdwarner@dbh.com
(Attorneys for Morgan Stanley Alternative Investment Partners, LP)

Joseph P. Moodhe
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
Tel: 212-909-6000
Direct Tel: 212-909-6241
Fax: 212-909-6836

jpmoodhe@debevoise.com

Brian C. Courtney, Esq.
Brown Rudnick Berlack Israels LLP
CityPlace I, 38th Floor
185 Asylum Street
Hartford, CT 06103-3402
Tel: 860-509-6500
Direct Tel: 860-509-6520
Fax: 860-509-6501
bcourtney@brbilaw.com
(Attorney for The Elizabeth Hunter Revocable Trust FBO Betsy Geiger, The F.P. Hixon Trust FBO Betsy Geiger and the Frank Foster 1999 Trust)

Scott M. Berman, Esq.
Brown Rudnick Berlack Israels LLP
120 West 45th Street
New York, NY 10036
Tel: 212-704-0100
Direct Tel: 212-209-4866
Fax: 212-704-0196
sberman@brbilaw.com
(Attorney for the Elizabeth Hunter Revocable Trust FBO Betsy Geiger, the F.P. Hixon Trust FBO Betsy Geiger and the Frank Foster 1999 Trust)

Mark S. Gregory
Delphine W. Knight Brown
Kelley Drye & Warren LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
Tel: 203-351-8014
Fax: 203-327-2669
dkbrown@kelleydrye.com
(Attorneys for Walter D. O'Hearn)

Lawrence C. Gottlieb, Esq.
Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, NY 10036
Tel: 212-479-6000
Fax: 212-479-6275
lgottlieb@kronishlieb.com
(Attorney for KFP Investors Partnership)

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

In re:	)	Chapter 11
	)	
LANCER PARTNERS, LIMITED PARTNERSHIP,	)	Case No. 03-50492 (AHWS)
	)	
	)	
Debtor.	)	

ORDER ON EX PARTE MOTION OF THE EXAMINER TO SHORTEN TIME, LIMIT NOTICE AND SET EXPEDITED HEARING ON MOTION FOR AN ORDER PURSUANT TO 11 U.S.C. §105(A) APPOINTING DEBORAH M. SMITH AS FOREIGN REPRESENTATIVE AND ESTABLISHING HER DUTIES AND RESPONSIBILITIES

Deborah M. Smith (the "Examiner"), the Chapter 11 Examiner of Lancer Partners, Limited Partnership (the "Debtor"), through its undersigned counsel, Greenberg Traurig, LLP, having filed her Motion, pursuant to Section 102 of the United States Bankruptcy Code (the "Bankruptcy Code") and Rule 9006(c) of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), to shorten time, limit notice and set an expedited hearing (the "Motion") with respect to Motion for an Order Pursuant to Section §105(a) of the Bankruptcy Code Appointing Deborah M. Smith as Foreign Representative and Establishing Her Duties and Responsibilities (the "Motion to Appoint Foreign Representative"); and the Court having heard and considered the Motion; and the Court having determined that the relief requested in the Motion is in the best interests of the Debtor, its estate, its creditors and other parties in interest; and it appearing that no notice of the Motion is required, and upon the record herein; and after due deliberation thereon; and good and sufficient cause appearing therefor,

IT IS HEREBY ORDERED THAT:

1. The Motion is granted.

2. The Court shall hold a hearing on the Motion on June 9, 2003 at 2 p.m., at the United States Bankruptcy Court, 915 Lafayette Boulevard, Bridgeport, Connecticut 06604 (the "Hearing").

3. Notice of the Hearing will be limited to: (a) counsel to the Debtor; (b) the Office of the United States Trustee; (c) counsel for the Equity Committee; (d) counsel for the Creditors' Committee; (e) the Securities and Exchange Commission; and (f) all parties requesting notice pursuant to Bankruptcy Rule 2002 (the "Limited Notice Parties").

4. The Examiner will provide notice either by hand delivery, facsimile or electronic mail.

Dated: Bridgeport, Connecticut
June 5, 2003



Honorable Alan H.W. Shiff
Chief United States Bankruptcy Judge

06/05/2003 20:22 GREENBERG TRAURIG → 8#010100#12129096836 NO.282 P01

GREENBERG
ATTORNEYS AT LAW
TRAURIG

2003 JUN -5 P 8:21

Transmittal Cover Sheet

TO

Name: Deborah M. Smith
Company: FTI Consulting, Inc.
Fax No.: (212) 499-3636
Phone No.: (212) 499-3666

Name: James Berman, Esq.
Jed Horwitt, Esq.
Company: Zeisler & Zeisler
Fax No.: (203) 367-9678

Name: Patricia Bearry, Esq.
Company: Office of the U. S. Trustee
Fax No.: (203) 777-2217
Phone No.: (203) 773-2210

Name: Salvatore Barbatano, Esq.
Company: Foley & Lardner
Fax No.: (313) 963-9308
Phone No.: (313) 963-9395

Name: John Carberry, Esq.
Company: Cummings & Lockwood
Fax No.: (203) 351-4535
Phone No.: (203) 351-4280

Name: Eric A. Henzy, Esq.
Company: Reid & Riege, PC
Fax No.: (860) 240-1002
Phone No.: (860) 278-1150

Name: Robert M. Dombroff, Esq.
Company: Bingham McCutchen LLP
Fax No.: (212) 752-5378
Phone No.: (212) 705-7757

Name: Alan S. Maza, Esq.
Company: US Securities & Exchange Comm.
Fax No.: (646) 428-1619
Phone No.: (646) 428-1978

Name: Gary S. Klein, Esq.
Company: Sandak, Hennessey & Greco
Fax No.: 203-325-8608
Phone No.: 203-425-4200

Name: Thomas D. Goldberg, Esq. X
Company: Day, Berry & Howard LLP
Fax No.: (203) 977-7301
Phone No.: (203) 977-7300

Name: Mark S. Gregory, Esq.
Company: Kelley Drye & Warren LLP
Fax No.: (203) 327-2669
Phone No.: (203) 324-1400

Name: Joseph H. Moodhe, Esq.
Company: Debevoise & Plimpton
Fax No.: (212) 909 6836
Phone No.: (212) 909-6241

Name: Robert M. Callagy, Esq.
Company: Satterlee Stephens Burke & Burke
Fax No.: (212) 818-9606
Phone No.: (212) 818-9200

Name: Brian C. Courtney, Esq.
Company: Brown Rudnick Berlak Israel, LLP
Fax No.: (860) 509-6501
Phone No.: (860) 509-6500

Name: Andrew Eckstein
Company: Blank Rome LLP
Fax No.: (212) 885-5001
Phone No.: (212) 885-5505

Name: Scott M. Berman, Esq.
Company: Brown Rudnick Berlack Israel, LLP
Fax No.: (212) 704-0196
Phone No.: (212) 209-4866

(cont.)

Name:	Lawrence C. Gottlieb	Name:	Paul H. Deutch, Esq.
Company:	Kronish, Lieb Weiner & Hellman	Company:	Jenkens Gilchrist Parker & Chapin
Fax No.:	(212) 479-6275	Fax No.:	(212) 704-6288
Phone No.:	(212) 479-6140	Phone No.:	(212) 704-6016

FROM David L. Barrack, Esq.

File Number 63688.010100

Comments

Date 6/5/03

No. Pages Including this cover sheet

Please notify us immediately if not received properly at 212-801-9200.

Met Life Building, 200 Park Avenue, New York, New York 10166 (212) 801-9200 Fax (212) 801-6400

17318-4001

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

Presentment Date: June 10, 2003
Presentment Time: 12:00 noon

In re:	)	Chapter 11
	)	
LANCER PARTNERS, LIMITED PARTNERSHIP,	)	Case No. 03-50492 (AHWS)
	)	
	)	
Debtor.	)	

NOTICE OF PRESENTMENT OF ORDER AUTHORIZING THE CHAPTER 11 EXAMINER, DEBORAH M. SMITH, TO RETAIN AND EMPLOY GREENBERG TRAURIG, LLP AS COUNSEL TO THE CHAPTER 11 EXAMINER

PLEASE TAKE NOTICE, that upon the attached application (the "Application") of Deborah M. Smith (the "Examiner"), as the Examiner appointed in the Lancer Partners, Limited Partnership bankruptcy case, a proposed order authorizing the Examiner to retain and employ Greenberg Traurig, LLP as counsel to the Examiner (the "Order"), will be presented to the Honorable Alan H. W. Shiff, United States Bankruptcy Judge at the United States Bankruptcy Court for the District of Connecticut, 915 Lafayette Boulevard, Bridgeport, Connecticut 06604, on June 10, 2003 at 12:00 noon.

PLEASE TAKE FURTHER NOTICE, that objections, if any, to the entry of the Order shall be made in writing, shall state with particularity the grounds therefore, and shall be filed with the Bankruptcy Court, with a hard copy delivered directly to Chambers and served so as to be acutally received not later than 5:00 p.m. on June 9, 2003 by (i) Deborah M. Smith, Examiner, FTI Consulting, Inc., 622 Third Avenue, 31st Floor, New York, New York 10017-6707, (ii) David L. Barrack, Esq., Greenberg Traurig, LLP, proposed counsel to the Examiner,

200 Park Avenue, New York, New York 10166, and (iii) Patricia Bearry, Esq., U.S. Trustee's Office, One Century Plaza, 265 Church Street, New Haven, Connecticut 06510.

Dated: New York, New York
June 3, 2003

Greenberg Traurig, LLP
Proposed Counsel for Examiner



By: ______________________
David L. Barrack (DLB/CT10155)
200 Park Avenue
New York, New York 10166
(212) 801-9200

\\ny-srv01\890850v01

**IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION**

In re:	)	Chapter 11
	)	
LANCER PARTNERS, LIMITED PARTNERSHIP,	)	Case No. 03-50492 (AHWS)
	)	
	)	
Debtor.	)	

ORDER AUTHORIZING THE CHAPTER 11 EXAMINER, DEBORAH M. SMITH, TO RETAIN AND EMPLOY GREENBERG TRAURIG, LLP AS COUNSEL TO THE CHAPTER 11 EXAMINER

Upon the application of Deborah M. Smith (the "Examiner") as Chapter 11 Examiner appointed in the Lancer Partners, Limited Partnership (the "Debtor") bankruptcy case, by Orders of this Court dated May 7, 2003 and May 29, 2003, seeking authorization of this Court to retain and employ Greenberg Traurig, LLP ("Greenberg Traurig") as her counsel (the "Application"), *nunc pro tunc* as of May 29, 2003; and upon the Affidavit of Hal M. Hirsch, Esq., Shareholder of Greenberg Traurig (the "Hirsch Affidavit"); and the Court having considered the Application and the Hirsch Affidavit; and the Court being satisfied that Greenberg Traurig does not represent any interests adverse to the Examiner in the above-referenced bankruptcy estate, or to the above-referenced Debtor or its bankruptcy estate in the matters for which it has been sought to be retained by the Examiner; and that Greenberg Traurig is a "disinterested person" as that term is defined in Section 101(14) of the United States Bankruptcy Code; and that the retention of Greenberg Traurig is in the best interest of the estate; and notice of the Application having been given to the Office of the United States Trustee, the Debtor, and parties in interest, and it appearing no further notice is required, and no adverse interest being represented; and after due deliberation, and good cause having been shown therefor, it is hereby

ORDERED that the Chapter 11 Examiner's Application for an Order Authorizing the Retention and Employment of Greenberg Traurig, LLP as counsel to the Chapter 11 Examiner is granted; and it is further

ORDERED, that the Examiner is authorized pursuant to Sections 105, 327 and 1106 of the United States Bankruptcy Code to retain and employ Greenberg Traurig, LLP as her counsel *nunc pro tunc*, effective as of May 29, 2003; and is further

ORDERED that compensation for fees and expenses incurred by Greenberg Traurig, LLP in this case will be governed by the United States Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, local rules of the Court, and such orders which have been or may be entered in this case regarding the payment of fees of professionals.

Dated: Bridgeport, Connecticut
June ____, 2003

Alan H. W. Shiff
United States Bankruptcy Judge

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

In re:	)	Chapter 11
	)	
LANCER PARTNERS, LIMITED PARTNERSHIP,	)	Case No. 03-50492 (AHWS)
	)	
	)	
Debtor.	)	

APPLICATION OF CHAPTER 11 EXAMINER, DEBORAH M. SMITH, FOR AN ORDER AUTHORIZING THE RETENTION AND EMPLOYMENT OF GREENBERG TRAURIG, LLP AS COUNSEL TO THE CHAPTER 11 EXAMINER

Deborah M. Smith (the "Examiner"), Chapter 11 Examiner of Lancer Partners, Limited Partnership (the "Debtor"), submits this application for the entry of an order authorizing the retention of Greenberg Traurig, LLP ("Greenberg Traurig") as counsel to the Examiner. In support thereof, the Examiner represents as follows:

Introduction

1. On April 16, 2003 (the "Petition Date"), the Debtor filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101 et seq. (the "Bankruptcy Code"). The Debtor continues in possession and control of its assets as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. Pursuant to an Order dated May 7, 2003, this Court authorized the appointment of an examiner in this case ("the Examiner Order"). Thereafter, Deborah M. Smith was appointed as the Chapter 11 Examiner by the Office of the United States Trustee on May 28, 2003, which appointment was confirmed by Order dated May 29, 2003 (the May 29, 2003 Order and the Examiner Order shall be collectively referred to as the "Examiner Order").

2. This Court has jurisdiction of this matter pursuant to 28 U.S.C. §§ 157 and 1334. This matter constitutes a core matter under 28 U.S.C. § 157(b)(2). Venue is proper before this Court pursuant to 28 U.S.C. § 1408. The statutory predicates for the relief sought herein are Sections 105, 327 and 1106 of the Bankruptcy Code.

Background

3. Subsequent to her appointment on May 29, 2003, the Examiner initiated discussions with counsel for the Debtor. The Examiner served a document demand on counsel to the Debtor. The Examiner sought to meet with the Debtor but was advised that Mr. Lauer, the Debtor's principal, was traveling to attend Court proceedings in the British Virgin Islands with respect to his off-shore funds. A meeting is now set for June 3, 2003. The Examiner has been told that the Debtor will comply with her document production request. The Examiner sought access to the Debtor's business premises, has made demand for cash statements, trading activity and has requested that the Debtor direct its accountants to produce documents to the Examiner. The Examiner is in the process of soliciting information from other interested parties. The Examiner, proposed counsel and FTI Consulting, Inc. ("FTI") as the proposed financial advisor to the Examiner have undertaken all of the foregoing as the initial steps in her investigation in order to be prepared to file the initial Examiner report within thirty (30) days of the Examiner's appointment.

4. According to documents filed by the Debtor, the Ad Hoc Committee of Unsecured Creditors (the "Ad Hoc Committee") and other interested parties, the Debtor is a hedge fund organized and existing under the laws of the State of Connecticut. The Debtor is a limited partnership whose function is to aggregate assets and spread risk among its participants. The Debtor has attracted a number of high net worth individuals and entities to invest in its fund.

5. The Debtor's managing partner is Lancer Management Group II, LLC ("Lancer Management"). Michael Lauer ("Lauer") is the sole partner and operator of Lancer Management. Lauer manages and operates the Debtor.

6. The Debtor alleges that it was established in 1993 as an investment vehicle for wealthy, sophisticated individuals and institutions. The minimum Limited Partner investment was $1 million. As of the Petition Date, the Debtor's assets were "listed" on account statements at over $200,000,000. The Examiner is advised that the listed amount represents the Debtor's estimated value. This may not correspond to market value which may be greater or less.

7. The Debtor further claims that negatively slanted articles published by The New York Post alleged false and misleading reports about the Debtor. This bad publicity caused unprecedented numbers of limited partners to request redemptions. This "run on the bank" caused the Debtor to create the Lancer Special Purpose Vehicle ("LSPV") to protect the assets of the Debtor from the fire sale which would be required to meet the demands for redemption. As a result of the creation of the LSPV, a series of lawsuits were commenced seeking to force the Debtor to satisfy the redemptions. The Debtor represents that it filed its petition in order to allow it to avail itself of the protections afforded by the automatic stay and to protect its limited partners' investments from loss of value from a forced liquidation to satisfy those seeking to redeem their investments.

8. Subsequent to the commencement of this case, the Ad Hoc Committee moved for the appointment of a trustee, examiner or other fiduciary. The Ad Hoc Committee is comprised of limited partners of the Debtor who sought redemption. The Ad Hoc Committee alleged in its moving papers that the Debtor, among other things, violated its fiduciary duties and the limited partnership agreement. The Ad Hoc Committee alleges that the Debtor (i) failed to

redeem private investments in the hedge fund upon proper demand by the investors, (ii) failed to submit and file necessary financial statements with the Court, (iii) failed to issue 95% distributions to demanding investors on their capital accounts, (iv) failed to comply with the terms of the Financial Partnership Agreement (as defined in the Ad Hoc Committee's motion) to prepare and distribute to each partner/investor an audited annual financial statement, (v) failed to prepare and provide copies of Schedule K-1 of the partnership tax return, (vi) failed to provide the Ad Hoc Committee members the required true and full information regarding all transactions and circumstances affecting the partnership, (vii) failed to post a bond in the amount of $7.4 million in a pending State Court action, and (viii) has acted and operated in violation of its good faith fiduciary obligations to the investors and limited partners.

9. The result of the Ad Hoc Committee's motion was the entry of the Examiner Order. The Examiner Order directs, *inter alia,* that the Examiner shall have all powers set forth under Sections 1104(c) and 1106(a)(3), including, but not limited to:

a) the power to conduct an investigation of fraud, dishonesty, incompetence, misconduct, mismanagement or irregularity in the management of the affairs of the Debtor or by current or former management of the Debtor; and

b) to investigate the acts, conduct, assets, liabilities and financial condition of the Debtor, the operation of the Debtor's business and the desirability of the continuance of such business, and any other matter relevant to the case or to the formulation of a plan;

c) conduct an independent analysis of the value of the assets of the Debtor; and

d) conduct an investigation into the formation, funding and management of LSPV.

10. Further, the Examiner Order directs that the Examiner is authorized to retain any such professionals pursuant to Section 327(a) of the Bankruptcy Code as the Examiner deems appropriate to assist in the performance of the Examiner's duties. In order to comply with her investigatory duties, it is imperative that the Examiner retain and employ counsel with experience in bankruptcy, complex litigation, corporate and securities law.

Relief Requested

11. By this Application, the Examiner requests entry of an Order authorizing her to employ and retain Greenberg Traurig, *nunc pro tunc* to May 29, 2003, pursuant to Section 327(a) of the Bankruptcy Code, to perform legal services for the Examiner in this Chapter 11 case. Due to the expedited nature of the Examiner Order and the requirement that an initial report be filed within thirty (30) days of the Examiner's appointment, Greenberg Traurig had to immediately commence work and render services on behalf of the Examiner. Greenberg Traurig has reviewed available documents, spoken with other interested parties, assisted in the preparation of document requests to the Debtor and planned its services. All of the foregoing will benefit the estate. Hence appointment as of May 29, 2003, the date of the Examiner's appointment is appropriate.

12. Pursuant to Section 105(a) of Bankruptcy Code, this Court has the authority to issue an order approving the retention of professionals by the Examiner. Due to the complex nature of the Debtor's business operations and various legal questions which will likely need to be addressed the Examiner, the Examiner will need to employ professionals to enable her to carry out her duties as authorized by the Bankruptcy Code. See 11 U.S.C. § 1104, 1106; In re

Southmark Corp., 113 B.R. 280 (Bankr. N.D. Tex. 1990); In re Tighe Mercantile, Inc., 62 B. R. 995 (Bankr. S.D. Cal. 1986).

13. The Examiner wishes to utilize the services of Greenberg Traurig to assist her in performing her duties as authorized by this Court. In order for the Examiner to properly perform the investigation authorized by Sections 1104 and 1106 of the Bankruptcy Code, the Examiner requires the service of competent counsel with experience in a wide-range of areas of the law.

14. The Examiner has selected Greenberg Traurig to act as counsel for the Examiner because of Greenberg Traurig's vast experience in bankruptcy law, complex commercial litigation and corporate law. The Examiner believes that Greenberg Traurig will provide her with high-caliber legal services.

15. The Examiner wishes to employee Greenberg Traurig because Greenberg Traurig has the resources to support its bankruptcy attorneys by utilizing the services of firm lawyers specializing in areas of corporate law, contract interpretation and complex commercial litigation, among other substantive practice areas that may be necessary to perform her duties as Examiner.

16. Subject to this Court's approval and in accordance with Sections 330 and 331 of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, the Local Rules and other procedures that may be fixed by this Court, the Examiner requests that Greenberg Traurig be compensated on an hourly basis, plus reimbursement of the actual and necessary expenses Greenberg Traurig incurs, in accordance with the ordinary and customary rates which are in effect on the date the services are rendered, including, but not limited to, photocopies, word processing, facsimiles, courier service, computer assisted research, docket and court filing fees,

telecommunications, travel, court reporting charges, and any other incidental costs advanced by the firm specifically for these matters, at the rates commonly charged for such costs to other Greenberg Traurig clients.

17. By this Application, the Examiner respectfully request the entry of an order, substantially in the form of the proposed Order attached hereto authorizing the Examiner to employ and retain Greenberg Traurig, to perform the services as will be necessary during this Chapter 11 case, including the services outlined below.

18. During the pendency of this Chapter 11 case, Greenberg Traurig will render legal services relating to the administration of the Chapter 11 case including, but not limited to:

a) aiding the Examiner in conducting her investigation of the Debtor and its financial affairs, including an investigation of fraud, dishonesty, incompetence, misconduct, mismanagement or irregularity in the management of the affairs of the Debtor or by current or former management of the Debtor;

b) aiding in the investigation of the acts, conduct, assets, liabilities and financial condition of the Debtor, the operation of the Debtor's business and the desirability of the continuance of such business, and any other matter relevant to the case or to the formulation of a plan;

c) assisting the Examiner in the independent analysis of the valuation of the assets of the Debtor

d) aiding in the investigation into the formation, funding and management of the LSPV; and

e) assisting in such other and further duties as assigned by the Examiner.

19. Also attached hereto is the Hirsch Affidavit, which represents that, except as may be stated therein, Greenberg Traurig is not connected with Debtor, its creditors, other parties in interest or the United States Trustee or any person employed by the Office of the United States Trustee. To the best of Mr. Hirsch's knowledge after due inquiry, Greenberg

Traurig does not, by reason of any direct or indirect relationship to, connection with or interest in the Debtor or other parties in interest, hold or represent any interest adverse to the Debtor, its estate, or any class of creditors or equity holders, by reason of any direct or indirect relationship to, connection with, or interest in, the Debtor or any investment banker for any outstanding security of the Debtor. Accordingly, Greenberg Traurig qualifies as a "disinterested person" within the meaning of Sections 101(14) and 327 of the Bankruptcy Code, as modified by Section 1107(b) of the Bankruptcy Code.

20. Greenberg Traurig will seek compensation based upon its ordinary and customary hourly billing rates in effect for the period in which services are performed and will seek reimbursement of necessary and reasonable out-of-pocket expenses in accordance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, the Local Rules, and orders of this Court.

21. Greenberg Traurig will charge the Examiner its regular hourly rates for services performed in these cases. Generally, Greenberg Traurig provides legal services at rates ranging from $215 to $750 per hour for shareholders and counsel, $150 to $435 per hour for associates and $25 to $250 per hour for legal assistants and clerks. The Examiner understand that the hourly rates set forth above are subject to periodic adjustments to reflect economic and other conditions.

22. The hourly rates set forth above are Greenberg Traurig's current regular hourly rates for work of this nature. These rates are set at a level designed to fairly compensate Greenberg Traurig for the work of its attorneys and paraprofessionals. Such hourly rates do not include charges for non-legal personnel who also record time spent working on matters for particular clients, including word processing (after normal business hours), clerical, research and

secretarial staff. It is Greenberg Traurig's policy to charge its clients for all other services provided and for disbursements and expenses incurred in relation thereto. These disbursements and expenses include, among other things, charges for telecommunications, photocopying, travel, business meals, computerized research, messengers, couriers, postage, witness fees, and fees related to trials and hearings. Greenberg Traurig will charge the Debtors for these expenses in a manner and at rates consistent with charges made generally to its other clients.

23. Other than as set forth above, there is no proposed arrangement to compensate Greenberg Traurig. No promises have been received by Greenberg Traurig nor by any shareholder, counsel or associate thereof as to compensation in connection with these cases other than in accordance with the provisions of the Bankruptcy Code.

24. No prior request for the relief sought herein has been made to this or any other court.

CONCLUSION

WHEREFORE, the Examiner respectfully requests the entry of an order, substantially in the form of the proposed order attached hereto, authorizing and approving: (i) the retention and employment of Greenberg Traurig as counsel to the Examiner, *nunc pro tunc* as of May 29, 2003, under a general retainer, with compensation and reimbursement of expenses to be paid as an administrative expense in such amounts as may be allowed by this Court pursuant to Sections 330, 331, 503(b) and 507(a)(1) of the Bankruptcy Code and orders of this Court, and (ii) granting such other and further relief as may be just and proper.

Dated: New York, New York
June 3, 2003

Deborah M. Smith,
Chapter 11 Examiner

By: 
Deborah M. Smith, Examiner

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF CONNECTICUT
BRIDGEPORT DIVISION

In re:	)	Chapter 11
	)	
LANCER PARTNERS, LIMITED PARTNERSHIP,	)	Case No. 03-50492 (AHWS)
	)	
	)	
Debtor.	)	

AFFIDAVIT OF PROPOSED COUNSEL TO THE EXAMINER AND DISCLOSURE STATEMENT PURSUANT TO 11 U.S.C. §§ 327(a), 328(a), 329(a), 504 AND 1107(b) AND FED. R. BANKR. P. 2014(a) AND 2016(b)

STATE OF NEW YORK)
) ss:
COUNTY OF NEW YORK)

HAL M. HIRSCH, being duly sworn, deposes and says:

1. I am a shareholder of the firm of Greenberg Traurig LLP ("Greenberg Traurig"), which maintains offices for the practice of law at, among other places, 200 Park Avenue, New York, New York 10166. I have been duly admitted to practice before, inter alia, the courts of the States of New Jersey and New York and the United States District Courts for the District of New Jersey, and the Southern District of New York and the Second Circuit Court of Appeals. I am a non-active panel Trustee in the District of Connecticut and served as the Chapter 7 Trustee in the Chapter 7 Bankruptcy of Colonial Realty Corp. I also serve as a Chapter 7 Examiner and Trustee in the Southern District of New York. Unless otherwise stated, I have personal knowledge of the matters set forth herein. To the extent that any information disclosed herein requires amendment or modification upon additional analysis or discovery of additional information, Greenberg Traurig will submit a supplemental disclosure.

2. I make this affidavit in support of the Application (the "Application") of Deborah M. Smith, the Chapter 11 Examiner (the "Examiner") appointed in this case, for entry of an order authorizing the Examiner to employ and retain Greenberg Traurig as counsel in this Chapter 11 case, effective as of May 29, 2003, the date we first rendered services. This affidavit is submitted to (i) comply with Sections 327(a), 328(a), 329(a), 504 and 1107(b) of the United States Bankruptcy Code, and (ii) to make the disclosures required by Rules 2014(a) and 2016(b) of the Federal Rules of Bankruptcy Procedure.

3. To the best of my knowledge, after due inquiry, no shareholder, counsel or associate of Greenberg Traurig is related to any judge of the United States Bankruptcy Court of the District of Connecticut.

4. To the best of my knowledge and information, Greenberg Traurig has no connection with Debtor, its creditors, any other party in interest herein, its current respective attorneys or professionals, the United States Trustee or any person employed in the Office of the United States Trustee, and does not represent any entity having an adverse interest in connection with Debtor's case except as disclosed herein. In the event that additional connections within the scope of Bankruptcy Rules 2014(a) or 2016 are discovered during the pendency of this case, Greenberg Traurig will undertake to file supplemental disclosures as may become appropriate.

GREENBERG TRAURIG'S CONFLICT CHECK SYSTEM

5. In connection with preparing this affidavit, Greenberg Traurig submitted the names of parties-in-interest in this case (the "Parties-in-Interest") for review in the computerized conflict check system maintained by Greenberg Traurig. The list of the Parties-in-Interest was obtained from the equity holder list and Petition filed in this case. It should be noted that the Debtor has not yet filed Schedules or its Statement of Financial Affairs. Upon such filing, Greenburg Traurig will make an

additional and further search of its computerized conflict check system. Greenburg Traurig will make additional disclosures as required.

6. The Parties-in-Interest which Greenberg Traurig submitted to its conflict database, as set forth on the list attached hereto as Exhibit "1", include:

(a) The Debtor, its known affiliates and its principal; and

(b) the Debtor's equity security holders as submitted with the Petition.

7. Greenberg Traurig maintains and systematically updates its conflict check system in the regular course of business of the firm, and it is the regular practice of the firm to make and maintain these records. The conflict check system maintained by Greenberg Traurig is designed to include every matter on which the firm is now or has been engaged, the entity for which the firm is now or has been engaged, and, in each instance, the identity of related parties and adverse parties and the attorney in the firm that is knowledgeable about the matter. It is the policy of Greenberg Traurig that no new matter may be accepted or opened within the firm without completing and submitting to those charged with maintaining the conflict check system the information necessary to check each such matter for conflicts, including the identity of the prospective client, the matter and related and adverse parties. Accordingly, the database is regularly updated for every new matter undertaken by Greenberg Traurig.

8. Section 327(a) of the Code requires disinterestedness on the part of the counsel to the debtor and that counsel not hold or represent an interest adverse to the debtor. We applied this standard for our representation of the Examiner as we would if representing a Debtor. To the best of my knowledge, through diligent inquiry, after following the procedure described herein, I have ascertained that neither Greenberg Traurig, nor any of its members, counsel or associates, has any interest adverse to the Debtor or its estate, except as set forth hereinafter.

GREENBERG TRAURIG'S RELATIONSHIPS WITH PARTIES IN INTEREST IN UNRELATED MATTERS

9. Exhibit "2" contains lists of Parties-in-Interest or their affiliates that Greenberg Traurig has represented or currently represents in matters completely unrelated to this Chapter 11 case[1]. As disclosed in Exhibit "2," Greenberg Traurig and its members, counsel and associates have in the past represented, currently represent, and may in the future represent entities that are creditors of the Debtor, or other Parties-in-Interest in matters unrelated to these cases.

10. Greenberg Traurig has determined that no current client listed on Exhibit "2" represents more than one (1%) percent of Greenberg Traurig's total billings for its last full fiscal year or the current fiscal year with the exception of Morgan Stanley. Greenberg Traurig's representation of Morgan Stanley is in matters unrelated to the Debtors and primarily consists of the defense of Morgan Stanley in regulatory actions and litigations. Revenue from legal work on behalf of Morgan Stanley represents approximately 1.25% of Greenberg Traurig's revenue for the current fiscal year and represented approximately 1.2% for the last full fiscal year. Greenberg Traurig has not, and will not, represent any creditors of the Debtor or other Parties-in-Interest in connection with the Debtor or this case or have any relationship with any such entity during the case which would be adverse to the Debtor or its estate.

11. Greenberg Traurig also appears in cases, proceedings, and transactions involving different attorneys, accountants, financial consultants and investment bankers, some of which now or may in the future represent creditors and Parties-in-Interest in this case. Notwithstanding the foregoing, Greenberg Traurig has not and will not represent any such entities in relation to the Debtor and this Chapter 11 case or have any relationship with any such entity, attorneys, accountants, financial consultants, and investment bankers which would be adverse to the Debtor or its estate.

---

[1] In certain instances, Greenberg Traurig has not been able to determine whether the entity or individual it represents with a same or similar name as a Party-in-Interest is in fact the Party-in-Interest. To ensure complete disclosure, Greenberg Traurig has included these individuals or entries on Exhibit 2.

GREENBERG TRAURIG NEITHER HOLDS NOR REPRESENTS ANY ADVERSE INTEREST

12. Accordingly, to the best of my knowledge, through diligent inquiry, after following the procedure described herein, we have ascertained that neither I, Greenberg Traurig, nor any of its shareholders, members, counsel or associates, represents any entity having an adverse interest in connection with the Debtor's Chapter 11 case. Further, to the best of my knowledge, through diligent inquiry, after following the procedure described herein, except as otherwise set forth herein, we have ascertained that Greenberg Traurig holds no interest adverse as to the matters for which it is to be employed.

13. In fact, Greenberg Traurig has investigated the potential that it would not be disinterested or that it had an interest adverse to the Debtor's Chapter 11 Estate so thoroughly that Greenberg Traurig has discovered that in 2002 an individual sought to engage Greenberg Traurig with regard to a wholly unrelated matter, which individual alleged some connection to this matter, but that such engagement was declined by Greenberg Traurig on unrelated conflict grounds. Based upon all of the foregoing, Greenberg Traurig is thoroughly confident that it has investigated and discerned every potential relationship that could give rise to a lack of "disinterestedness" or "adversity" to the Debtor's Chapter 11 Estate and hence concludes that there are none.

14. It is contemplated that Greenberg Traurig will seek compensation based upon its normal hourly billing rates in effect for the period in which services are performed and will seek reimbursement of necessary and reasonable out-of-pocket expenses in accordance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Local Rules and orders of this Court.

15. Greenberg Traurig will charge the Examiner its regular hourly rates for services performed in these cases. Generally, Greenberg Traurig provides legal services at rates ranging from $215 to $750 per hour for shareholders and counsel, $150 to $435 per hour for associates and $25 to

$250 per hour for legal assistants and clerks. The Examiner understands that the hourly rates set forth above are subject to periodic adjustments to reflect economic and other conditions.

16. The hourly rates set forth above are Greenberg Traurig's current regular hourly rates for work of this nature. These rates are set at a level designed to fairly compensate Greenberg Traurig for the work of its attorneys and paraprofessionals. Such hourly rates do not include charges for non-legal personnel who also record time spent working on matters for particular clients, including word processing (after normal business hours), clerical, research and secretarial staff. It is Greenberg Traurig's policy to charge its clients for all other services provided and for disbursements and expenses incurred in relation thereto. These disbursements and expenses include, among other things, charges for telecommunications, photocopying, travel, business meals, computerized research, messengers, couriers, postage, witness fees, and fees related to trials and hearings. Greenberg Traurig will charge the Examiner for these expenses in a manner and at rates consistent with charges made generally to its other clients.

17. Other than as set forth above, there is no proposed arrangement to compensate Greenberg Traurig. No promises have been received by Greenberg Traurig nor by any shareholder, counsel or associate thereof as to compensation in connection with this case other than in accordance with the provisions of the Bankruptcy Code.

18. No promises have been received by or made to Greenberg Traurig, or any of its members, counsel or associates, as to compensation in connection with these cases other than in accordance with the provisions of the Bankruptcy Code. Greenberg Traurig has no agreement with any other person (other than customary arrangements among attorneys of Greenberg Traurig) for the sharing of compensation to be received by Greenberg Traurig in connection with services rendered in this case.

19. The foregoing constitutes the statement of Greenberg Traurig pursuant to Sections 327, 328, 329, 504 and 1107 of the Bankruptcy Code and Bankruptcy Rules 2014(a) and 2016(b).



Hal M. Hirsch

Sworn to before me this
3rd day of June, 2003



Notary Public

ALLEN G KADISH
NOTARY PUBLIC, State of New York
No. 02KA4946891
Qualified in New York County
Commission Expires February 6, 2007

EXHIBIT 1

LIST OF PARTIES REVIEWED BY CONFLICT CHECK SYSTEM

I. Debtor and Debtor's Principal

Lancer Partners
Lancer Management Group
Lauer, Michael

III. Equity Security Holders

Big Bond Investments, LP
Spears, Brittany
C&S Realty Enterprises
Carlson Dwight D. Trust #1
Chardu
Cheiovich Investments, LLC
O'Callaghan, Christoper
Knight, Christopher W..
Cooperfund Partners, LLC
Cord Investment Partnership
Cord Family Ventures, LLC
Dick, David
Deerfield 5 Investment
Nelson, Diane J..
DW Investment LP
DWS Investments, LLC
The Meyerson 1995 Descendants Trust
The Meyerson 1997 Descendants Trust
The Morton H. and Marlene Nathan Meyerson Charitable Trust No. 1
The Morton H. and Marlene Nathan Meyerson Charitable Trust No. 2
Friedman, Theodore H.
Ballilere, Thomas
Chase, Tim
WMS Growth Fund, LLC
Law, Timothy I.
Trust Estate of Irene Nelson
TTEE of the Brian L. Hinman and Suzanne R. Skees 1996 Index
TTEE Robert C. Larson Rev. Trust
TTEE Roger D. Berry Rev. Trust
Universal Builders Supply
Vaughn Associates
Voyager Partners, LP

Carey, W. Ward.
Wagner & Brown, Ltd.
Brune, A. J..
O'Hearn, Jr., Walter D..
Hunnicutt, William H..
Jullus, Zachary
Counsel to Chapter 11 Examiner of Lancer Partners, Deborah Smith
Counsel to Chapter 11 Examiner of Lancer Partners, Deborah Smith
Elizabeth Hunter Rev. Trust FBO Betsy Galger
Erb Family Investment, LP
Friedman, Eve Preminger.
Excaliber Fund
F.P. Hizon Trust FBO Betsy Geiger
Frank Foster 199 Trust
Erb, Fred A..
Shaffar, Fred
Pidgeon, George
GM Capital Partners, LLC
Pappas, Harry G..
HBJ Investments, LLC
Hellos US Opportunity Fund, LP
Gibb, Hugh
Irrevocable Trust Securities Trust, Howard Harrick, TTEE
Baum, Jack
Baum, Janet
Goldenthal, Jack
Hennig, Jeffrey
Hennig, Jeffrey
Flatt, Jeffrey
Quay, Martha
Quay, John
Rye, John
Greenfield Partners
Hoffeman, John P..
Low, Josiah O..
Tuchman, Kenneth D..
KFP Investors Partnership
Lancor Management Group II, LLC
Hecht, Leonard
Rye, Lisa P..
Marlenfald Investment Partners
Anderson, Mark
Miro, Marsha
Dolik, Michael N..
Millennium Partners, Ltd.
Milton Dresner Trust

Morgan Stanley Institutional
Morgan Stanley Liquid Markets
Myerson, Morton H..
New Course Partners, Ltd.
Sitinas, Nicolas E..
Nudnick's LLC
O'Callaghan, R. Anthony.
Oklahoma Partnership J
Myers, Peter
Redfield, Peter S..
Plaza Drive Company, LLC
Rolchman Investment
Corbett, Richard A..
Riggs, Richard
Kayser, Robert
Robert M. Boren Revocable Trust U/A/D/1/31/80
Hill, Roger C..
Hill, Russell L. C..
Nagreaan, Saul
Maltz, Scott
O'Callaghan, Scott
Select Capital Strategies
Stanford Resources (Us) Ltd.
Trotman, Stanley
Temes, Stephen J..
Scott, Stephen T..
Starling Capital Growth
Stockor Investment Company, LLC
Taubman Investments LP
Telegraph Road Company, LLC
The David N. Myerson 1983 Trust
The David N. Myerson EDS Trust
The Estate of Heinz C. Prechter
The LG 1997 Trust
Acct #53756-0 by WTC Co. as Trustee
Maltz, Alan
Redfield, Alice D..
O'Callaghan, Anthony & Patricia

EXHIBIT 2

PARTIES IN INTEREST THAT GREENBERG TRAURIG
HAS REPRESENTED, OR CURRENTLY REPRESENTS
IN MATTERS TOTALLY UNRELATED TO THIS CHAPTER 11 CASE

Morgan Stanley
Greenfield Partners
Affiliates of Taubman Investment LP
Millennium Partners
Walter O' Hearn, Jr.
Stanley Trotman, Jr.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by regular U.S. Mail, postage paid, on this 2 day of June, 2003 to:

Jed Horwitt, Esq.
James Berman, Esq.
Zeisler & Zeisler, P.C.
558 Clinton Avenue
Bridgeport, CT 06605
Counsel for the Debtor

Patricia Bearry, Esq.
Steven E. Mackey, Esq.
Office of The United States Trustee
One Century Plaza
265 Church Street
New Haven, CT 06510

Robert M. Dombroff, Esq.
Jonathan Alter, Esq.
Bingham McCutchen LLP
One State Street
Hartford, CT 06013
Counsel for Taubman Investments Long/ Short Strategies, LLC; Stocker Investment Company, LLC; GM Capital Partners, LLC; and Robert C. Larson, Trustee

Thomas D. Goldberg, Esq.
Day, Berry, & Howard LLP
One Canterbury Green
Stamford, CT 06901
Co- Counsel for Morgan Stanley Alternative Investment Partners LP, as general partner of Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP

Joseph H. Moodhe, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
Co- Counsel for Morgan Stanley Alternative Investment Partners LP, as general partner of Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP

Eric A. Henzy, Esq.
Reid & Riege, PC
One State Street
Hartford, CT 06103-3185
Attorney for Richard Riggs, et al.

Deborah M. Smith, Examiner
FTI Consulting, Inc.
622 Third Avenue, 31st Floor
New York, NY 10017-6707

Gary S. Klein, Esq.
Sandak, Hennessey & Greco
970 Summer Street
Stamford, CT 06905
Counsel for Cooperfund Partners, LLC

Brian C. Courtney, Esq.
Brown, Rudnik, Berlak, Israels LLP
CityPlace I
185 Asylum Street, 38th Floor
Hartford, CT 06103-3402
Attorney for The Elizabeth Hunter Revocable Trust
FBO Betsey Geiger , the F.P Hixon Trust
FBO Betsey Geiger and the Frank Foster 1999 Trust

Scott M. Berman, Esq.
Brown, Rudnick, Berlack, Israel LLP
120 W. 45th Street
New York, NY 10036
Attorney for The Elizabeth Hunter Revocable Trust
FBO Betsey Geiger , the F.P Hixon Trust
FBO Betsey Geiger and the Frank Foster 1999 Trust

Mark S. Gregory, Esq.
Delphine W. Knight Brown, Esq.
Kelly Drye & Warren LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
Attorney for Walter D. O'Hearn

Lawrence C. Gottlieb, Esq.
Kronish, Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, NY 10036
Attorney for KFP Investors Partnership

Robert M. Callagy, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue
New York, NY 10169
Attorney for Anthony & Patricia O'Callaghan, et al.

Paul H. Deutch, Esq.
Mitchell Perkiel, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Attorney for Britney Spears, et al.

Andrew Eckstein, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Attorney for Elayne Herrick 2002 Irrevocable
Trust as successor to N[illegible] Herrick Securities Trust

Alan S. Maza, Esq.
Senior Bankruptcy Counsel
United States Securities and Exchange Commission
233 Broadway
New York, NY 10279
Attorney for SEC

Salvator Barbatano
Foley & Lardner
150 West Jefferson, Suite 1000
Detroit, MI 48226

Joshua W. Cohen, Esq.
John F. Carberry, Esq.
Cummings & Lockwood
Four Stamford Plaza
P.O. Box 120
Stamford, CT 06904



David L. Barack